SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Exchange Liquid Yield Option™ Notes due 2032 (Zero Coupon—Floating Rate—Senior)

(Title of Class of Securities)

590188W46

(CUSIP Numbers of Class of Securities)

Mason Reeves

Merrill Lynch & Co., Inc.

222 Broadway, 17th Floor

New York, NY 10038

(212) 670-0427

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Boyd C. Campbell, Jr.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2030

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**
$1,752,169,530	$68,860.26
*	Calculated solely for purposes of determining the filing fee. The amount represents the maximum aggregate purchase price payable for the Exchange Liquid Yield Option™ Notes due 2032 (Zero Coupon—Floating Rate—Senior).
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $68,860.26	Filing Party: Merrill Lynch & Co., Inc.
Form or Registration No.: Schedule TO	Date Filed: January 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

™ Trademark of Merrill Lynch & Co., Inc.

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Merrill Lynch & Co., Inc. (“ML&Co.”), a corporation existing under the laws of Delaware, with the Securities and Exchange Commission on January 22, 2009 (the “Schedule TO”), relating to ML&Co.’s offer to purchase its Exchange Liquid Yield Option Notes due 2032 (Zero Coupon—Floating Rate—Senior) (the “Securities”), on the terms and subject to the conditions set forth in the Notice of Change in Control and Offer to Purchase, dated January 22, 2009 (as it may be supplemented or amended from time to time, “Offer to Purchase”), and the related offer materials, filed as exhibits to the Schedule TO. This Amendment is intended to satisfy the disclosure requirements of Rules 13e-4(c)(3) and 13e-4(d)(2) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

The information in the Offer to Purchase is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related offer materials field with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9.

(A)	The Offer to Purchase is hereby amended as follows:

(1)	The first paragraph of Paragraph 12, which paragraph begins with the words “To ensure…,” is deleted in its entirety.

(2)	Annex A is hereby deleted in its entirety and the following is inserted in lieu thereof:

Annex A

Information About the Directors and Executive Officers of ML&Co. and BAC

The following table sets forth the names of each of the members of ML&Co.’s board of directors and each of ML&Co.’s executive officers as of February 5, 2009. The business address for each of the individuals listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, and the telephone number there is (212) 449-1000.

Name	Title
Kenneth D. Lewis	Chairman
Amy Woods Brinkley	Director
Joe L. Price	Director

Executive Officers

Name	Title
Brian T. Moynihan	Chief Executive Officer
Gregory L. Curl	President
Neil A. Cotty	Chief Financial Officer

The following table sets forth the names of each of the members of BAC’s board of directors and each of BAC’s executive officers as of the date of this Offer to Purchase.

The business address for each of the individuals listed below is c/o Bank of America Corporation, 100 N. Tryon Street Charlotte, North Carolina 28255, and the telephone number there is (704) 386-5681.

Directors

Name	Title
Kenneth D. Lewis	Chairman

William Barnet, III	Director
Frank P. Bramble, Sr.	Director
Virgis W. Colbert	Director
John T. Collins	Director
Gary L. Countryman	Director
Tommy R. Franks	Director
Charles K. Gifford	Director
Monica C. Lozano	Director
Walter E. Massey	Director
Thomas J. May	Director
Patricia E. Mitchell	Director
Joseph W. Prueher	Director
Charles O. Rossotti	Director
Thomas M. Ryan	Director
O. Temple Sloan, Jr.	Director
Meredith R. Spangler	Director
Robert L. Tillman	Director
Jackie M. Ward	Director

Executive Officers

Name	Title
Kenneth D. Lewis	Chairman, Chief Executive Officer and President
Joe L. Price	Chief Financial Officer
Amy Woods Brinkley	Chief Risk Officer
Barbara J. Desoer	President, Consumer Real Estate Operations of Countrywide Financial Corporation
Liam E. McGee	President, Consumer and Small Business Bank
Brian T. Moynihan	President, Global Banking and Global Wealth and Investment Management
Richard K. Struthers	President, Global Card Services”

(B) The Change in Control Purchase Notice filed as an exhibit to the Schedule TO is hereby amended as follows: the first paragraph in the section entitled “Important Tax Information,” which paragraph begins with the words “To ensure…,” is deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH & CO., INC.

By:	/s/ JOHN THURLOW
Name:	John Thurlow
Title:	Assistant Treasurer

Dated: February 5, 2009

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